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SEC Mail Processing Section FEB 28 2014 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C. R. DAVIS & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

939 CLOCKTOWER DRIVE, SUITE A
(No. and Street)

SPRINGFIELD,	ILLINOIS	62704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY R. GIBBS (217)793-0733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ECK, SCHAFER & PUNKE, LLP
(Name – *if individual, state last, first, middle name*)

600 EAST ADAMS	SPRINGFIELD,	ILLINOIS	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, JEFFREY R. GIBBS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. R. DAVIS & COMPANY, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
SUSAN N GIBBS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/29/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. R. DAVIS & COMPANY

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2013 and 2012

CONTENTS

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INCORPORATING THE PRACTICE OF
PERRINO & ASSOCIATES, P.C.

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120

214 South Sixth Street, Suite 300
Springfield, Illinois 62701
217-523-4123
Fax 217-523-5929

www.espcpa.com

Independent Auditors' Report

Board of Directors
C. R. Davis & Company
Springfield, Illinois

We have audited the accompanying financial statements of C. R. Davis & Company, which are comprised of the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of C. R. Davis & Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Eck, Schafer & Punke, LLP

Springfield, Illinois
February 24, 2014

C. R. Davis & Company

STATEMENTS OF FINANCIAL CONDITION

December 31

		2013		2012
ASSETS				
Cash	$	52,740	$	60,265
Cash segregated for exclusive benefit of customers		-		100
Receivable from brokers and dealers		10,888		9,764
Securities owned-marketable, at market value		73,019		45,372
Prepaid income tax		28,012		24,556
Other assets		1,447		1,769
Equipment, net of accumulated depreciation of $ 10,782 and $ 10,304 at 2013 and 2012, respectively		829		965
	$	166,935	$	142,791
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	4,374	$	4,368
Accrued payroll taxes		14,034		10,017
Commissions payable		24,944		5,119
		43,352		19,504
Deferred tax liability		5,155		2,576
STOCKHOLDERS' EQUITY				
Common stock - authorized 100 shares of $ 100 par value; issued and outstanding 51 shares in 2013 and 2012		5,100		5,100
Additional contributed capital		56,991		56,991
Retained earnings		56,337		58,620
		118,428		120,711
	$	166,935	$	142,791

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF INCOME

Year ended December 31

	2013	2012
Revenues		
Commissions	$ 239,651	$ 203,703
Investment income	2,370	1,855
Net dealer inventory and investment gain (loss)	11,180	9,808
	253,201	215,366
Expenses		
Advertising	1,092	1,283
Depreciation	478	887
Dues and assessments	3,280	2,080
Entertainment	570	286
Financial and news service	1,309	1,302
Insurance	25,355	26,715
Miscellaneous	3,975	3,471
Office supplies	3,517	3,550
Postage and printing	695	69
Professional fees	6,250	6,175
Rent	19,200	19,200
Salaries and commissions		
Stockholders	124,217	94,958
Others	42,181	43,168
Service fees	4,988	5,937
Taxes	11,454	9,050
Telephone	4,148	3,568
Travel	-	435
Utilities	3,652	3,033
	256,361	225,167
Loss before income taxes	(3,160)	(9,801)
Income taxes	(877)	(2,544)
NET LOSS	$ (2,283)	$ (7,257)

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance at December 31, 2011	$ 5,100	$ 56,991	$ 65,877	$ 127,968
Net loss for the year	-	-	(7,257)	(7,257)
Balance at December 31, 2012	5,100	56,991	58,620	120,711
Net loss for the year	-	-	(2,283)	(2,283)
Balance at December 31, 2013	$ 5,100	$ 56,991	$ 56,337	$ 118,428

The accompanying notes are an integral part of these statements.

C. R. Davis & Company

STATEMENTS OF CASH FLOWS

Year ended December 31

	2013	2012
Cash flows from operating activities		
Net loss	$ (2,283)	$ (7,257)
Adjustments to reconcile net loss to net cash used in operating activities		
Investment inventory (gain)	(11,181)	(9,808)
Depreciation	478	887
Deferred income taxes	2,579	1,398
Change in assets and liabilities		
(Increase) in receivable from brokers and dealers	(1,124)	(1,625)
(Increase) in prepaid income taxes	(3,456)	(3,942)
(Increase) decrease in other assets	322	(565)
Increase in accounts payable	6	1,053
Increase in accrued payroll taxes	4,017	5,072
Increase (decrease) in commissions payable	19,825	(14,793)
Net cash provided by (used in) operating activities	9,183	(29,580)
Cash flows from investing activities		
Purchase of securities owned-marketable	(16,466)	(1,483)
Sale of securities owned-marketable	-	36,299
Capital Expenditures, net of dispositions	(342)	-
Net cash provided by (used in) investing activities	(16,808)	34,816
Net increase (decrease) in cash	(7,625)	5,236
Cash at beginning of year	60,365	55,129
Cash at end of year	$ 52,740	$ 60,365

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Nature of Operations

The Company's primary business activity is the purchase and sale of investment securities for individuals.

2. Security Transactions

Security transactions are recorded on the trade date.

3. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

4. Securities Owned

The Company's securities are valued at market as of December 31, 2011 and 2010. Accordingly, the financial statements reflect an unrealized gain of $ 11,180 and $ 6,600 for the years ended December 31, 2013 and 2012, respectively, and an accumulated unrealized gain of $ 21,448 and $ 10,268 at December 31, 2013 and 2012, respectively.

5. Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

6. Depreciation

Equipment is stated at cost. Depreciation on the equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over estimated service lives, using straight-line methods for financial reporting and accelerated methods for tax reporting purposes. Estimated useful lives of the assets range from five to seven years.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

7. Income Taxes

The Company provides for deferred income taxes arising from the differences in financial and tax accounting.

8. Subsequent Events

C. R. Davis & Company assessed events that have occurred subsequent to December 31, 2013 through February 24, 2014, the date the financial statements were available to be issued, for potential recognition and disclosure in the financial statements. No events have occurred that would require adjustment to or disclosure in the financial statements.

NOTE B - INCOME TAXES

Details of the provision for current and deferred income taxes for the years ended December 31 follow:

	2013	2012
Current provision		
Federal	$ (2,055)	$ (2,319)
State	(1,401)	(1,623)
	(3,456)	(3,942)
Deferred provision	2,579	1,398
	$ (877)	$ (2,544)

Deferred tax liability at December 31, 2013 and 2012, consist of the following:

	2013	2012
Deferred taxes		
Depreciation, net of tax expensing of equipment	$ 206	$ 207
Unrealized gains on securities	4,949	2,369
	$ 5,155	$ 2,576

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of not less than $ 5,000 at December 31, 2013 and $ 50,000 at December 31, 2012. It also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, respectively, the Company had net capital of $ 68,379 and $ 78,191, which were $ 63,379 and $ 28,191 in excess of its required net capital of $ 5,000 for 2013 and $ 50,000 for 2012. The Company's aggregate indebtedness to net capital ratio was .63 to 1 and .25 to 1 at December 31, 2013 and 2012, respectively.

NOTE D - FAIR VALUE MEASUREMENTS

The Company follows requirements for *Fair Value Measurements* (as initially required by Statement of Financial Accounting Standards No. 157, and subsequently superceded by Accounting Standards Codification 820). The guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value should be based on assumptions that market participants would use including a consideration of non-performance risk.

The Company assessed the inputs used to measure fair value using a three-tier hierarchy based on the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, currency exchange rates, commodity rates, and yield curves. Level 3 inputs are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability.

C. R. Davis & Company

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2013 and 2012

NOTE D - FAIR VALUE MEASUREMENTS - Continued

The fair values of the Company's investments were determined using inputs, as described above, at December 30, 2013 and 2012, as follows:

	2013	2012
Level 1		
Mutual Funds	$ 59,731	$ 37,848
Stocks	13,288	7,524
	$ 73,019	$ 45,372

There were no Level 2 or Level 3 investments held in 2013 or 2012.

NOTE E - RELATED PARTY TRANSACTIONS

Jeffrey R. Gibbs is the majority shareholder of the Company. The Company was a tenant in a building owned by Mr. Gibbs during 2013 and 2012.

SUPPLEMENTARY INFORMATION

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INCORPORATING THE PRACTICE OF
PERRINO & ASSOCIATES, P.C.

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120

214 South Sixth Street, Suite 300
Springfield, Illinois 62701
217-523-4123
Fax 217-523-5929

www.espcpa.com

Independent Auditors' Report on Supplementary Information

Board of Directors
C. R. Davis & Company
Springfield, Illinois

We have audited the financial statements of C. R. Davis & Company as of and for the years ended December 31, 2013 and 2012, and have issued our report thereon dated February 24, 2014, which contained an unmodified opinion on those financial statements. Our audits were performed for the purpose of forming an opinion on the financial statements as a whole. The schedule of net capital presented on page 17 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eck, Schafer + Punke, LLP

Springfield, Illinois
February 24, 2014

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2013

Firm ID: 001593

1.	Total ownership equity (o/e)		$ 118,428
2.	Deduct o/e not allowable for net capital		
3.	Total o/e qualified for net capital		118,428
4.	Add:		
	A. Allowable subordinated liabilities		-
	B. Other deductions or credits		-
5.	Total capital and allowable subloans		
6.	Deductions and/or charges		
	A. Total nonallowable assets	$ 39,003	
	B. Secured demand note deficiency	-	
	C. Capital charges for spot and commodity futures	-	
	D. Other deductions and/or charges	-	39,003
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts		79,425
9.	Haircuts on securities:		
	A. Contractual commitments	-	
	B. Subordinated debt	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	10,953	
	D. Undue concentration	93	
	E. Other	-	11,046
10.	Net Capital		$ 68,379

C. R. Davis & Company

SCHEDULE I
FOCUS REPORT - PART IIA - CONTINUED

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
As of December 31, 2013

Firm ID: 001593

11.	Minimum net capital required: (based on aggregate indebtedness)		$ 2,890
12.	Minimum dollar requirement		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital		63,379
15.	Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital requirement		62,379

Computation of Aggregate Indebtedness

16.	Total AI liabilities from balance sheet		$ 43,352
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed where no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	-
19.	Total aggregate indebtedness		$ 43,352
20.	Ratio of AI/NC		.63 to 1

C. R. Davis & Company

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL

	Accompanying Statement of Financial Condition	FOCUS IIA Report Submitted January, 2014	Difference
Stockholders' equity	$ 118,428	$ 118,428	$ -
Nonallowable assets			
12b-1 Commissions receivable	8,715	8,715	-
Prepaid expense	1,447	1,447	-
Fixed assets	829	829	-
Income taxes recoverable	28,012	28,012	-
Haircuts on securities	11,046	11,046	-
	50,049	50,049	-
NET CAPITAL	$ 68,379	$ 68,379	$ -

C. R. Davis & Company

SCHEDULE III
CLAIM FOR EXEMPTION PURSUANT TO RULE 15c3-3

December 31, 2013

An exemption from Rule 15c3-3 is claimed by section (k)(2)(ii).

C. R. DAVIS & COMPANY

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

December 31, 2013 and 2012

ECK, SCHAFER & PUNKE, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INCORPORATING THE PRACTICE OF
PERRINO & ASSOCIATES, P.C.

600 East Adams Street
Springfield, Illinois 62701
217-525-1111
Fax 217-525-1120

214 South Sixth Street, Suite 300
Springfield, Illinois 62701
217-523-4123
Fax 217-523-5929

www.espcpa.com

To the Board of Directors
C. R. Davis & Company
Springfield, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of C. R. Davis & Company (the Company) for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We believe the following matter is a significant deficiency. Our recommendations regarding these matters are discussed below.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only two persons record all cash and security transactions and do the bookkeeping for the Company. This weakness is somewhat alleviated by the supervision and review of the president of the Company who is integrally involved with the daily operations. We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eck, Schafer + Punke, LLP

Springfield, Illinois
February 24, 2014